UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Radiant Logistics, Inc.

Full Name of Registrant

Former Name if Applicable

Triton Tower Two, 700 S Renton Village Place, Seventh Floor

Address of Principal Executive Office (Street and Number)

Renton, Washington 98057

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Radiant Logistics, Inc. (the “Registrant” or “Company”) is unable, without unreasonable effort or expense, to file its Form 10-K for the year ended June 30, 2021 (the “Form 10-K”) within the prescribed time period as it requires additional time within which to produce normal course documentation in support of its audit for the year ended June 30, 2021.  The Registrant currently anticipates that it will file the Form 10-K within the additional time provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which are based on the Registrant’s current expectations, estimates, and projections about the Registrant’s and its subsidiaries’ businesses and prospects, as well as management’s beliefs, and certain assumptions made by management.  Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Registrant undertakes no obligation to revise or update publicly any forward-looking statements for any reason. These statements include, but are not limited to, statements about the anticipated timing of the filing of the Registrant’s Form 10-K for the year ended June 30, 2021, and the Registrant’s anticipated financial results for such period.  Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such differences include, but are not limited to, those risks and uncertainties disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s most recent Form 10-K filed with the Securities and Exchange Commission (“SEC”), and similar disclosures in subsequent reports filed with the SEC.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Todd E. Macomber	(800)	843-4784
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          Yes ☑  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes ☑   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report financial results consistent with its published guidance of September 9, 2021. The financial results presented on September 9, 2021 for the quarterly and annual periods ended June 30, 2021, constitute forward-looking statements of the Registrant’s results of operations as of the date of this filing. The Registrant’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this preliminary data. These estimates may be subject to change upon the completion of the reporting process and audit of the Registrant’s financial statements, and actual results may vary from these estimates.

Radiant Logistics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2021	By	/s/ Todd E. Macomber
Todd E. Macomber
Senior Vice President and Chief Financial Officer